UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Fennec Pharmaceuticals Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

31447P100
(CUSIP Number)

James E. Besser c/o Manchester Management PR, LLC 53 Palmeras Street Caribe Plaza Building, 6th Floor San Juan, Puerto Rico, 00901 Telephone Number: (617) 399-1741
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

_______________
*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No	31447P100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Management PR, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,666,666

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,666,666

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,666,666

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.7%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No	31447P100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Management Company, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,666,666

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,666,666

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,666,666

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.7%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No	31447P100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Explorer, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,250,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,250,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,250,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No	31447P100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

JEB Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

416,666

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

416,666

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

416,666

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.3%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No	31447P100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James E. Besser

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

166,666

8.	SHARED VOTING POWER

1,666,666

9.	SOLE DISPOSITIVE POWER

166,666

10.	SHARED DISPOSITIVE POWER

1,666,666

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,833,332

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No	31447P100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Morgan C. Frank

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

166,666

8.	SHARED VOTING POWER

1,666,666

9.	SOLE DISPOSITIVE POWER

166,666

10.	SHARED DISPOSITIVE POWER

1,666,666

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,833,332

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.	31447P100

This Schedule 13D is an amendment with respect to Manchester Management Company, LLC, Manchester Explorer, L.P., JEB Partners, L.P., James E. Besser and Morgan C. Frank.

This Schedule 13D is an initial filing with respect to Manchester Management PR, LLC.

Item 1.	Security and Issuer.

The name of the issuer is Fennec Pharmaceuticals Inc. (formerly known as Adherex Technologies Inc.), a Canadian corporation (the "Issuer"). The address of the Issuer's principal executive offices is P.O. Box 13628, 68 TW Alexander Drive, Research Triangle Park, North Carolina 27709. This Schedule 13D relates to the Issuer's Common Stock, no par value (the "Shares").

Item 2.	Identity and Background.

	(a), (f)	The persons filing this statement are Manchester Management PR, LLC, a Puerto Rico limited liability company ("Manchester Management"), Manchester Management Company, LLC (“Manchester Company”), a Delaware limited liability company, Manchester Explorer, L.P., a Delaware limited partnership ("Manchester Explorer"), JEB Partners, L.P., a Delaware limited partnership ("JEB Partners"), James E. Besser, a citizen of the United States of America ("Mr. Besser"), and Morgan C. Frank, a citizen of the United States of America ("Mr. Frank" and, together with Manchester Management, Manchester Company, Manchester Explorer, JEB Partners and Mr. Besser, the "Reporting Persons").

	(b)	The principal business address for Manchester Management is 53 Palmeras Street, Caribe Plaza Building, 6th Floor, San Juan, Puerto Rico, 00901, and the principal business address for Manchester Company, Manchester Explorer, JEB Partners, Mr. Besser and Mr. Frank is 3 West Hill Place, Boston, Massachusetts 02114.

	(c)	Manchester Management provides investment management services to private individuals and institutions, including Manchester Explorer and JEB Partners. Manchester Company is the general partner of Manchester Explorer and JEB Partners. Mr. Besser serves as the Managing Member of Manchester Management. Mr. Besser and Donald Besser serve as the Managing Members of Manchester Company. Mr. Frank serves as a portfolio manager and a consultant of Manchester Company.

	(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 1,666,666 Shares beneficially owned by Manchester Management and Manchester Company came from the working capital of Manchester Explorer and JEB Partners. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 1,250,000 Shares directly owned by Manchester Explorer came from the working capital of Manchester Explorer. The net investment costs (including commissions, if any) of the Shares directly owned by Manchester Explorer is approximately $750,000. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 416,666 Shares directly owned by JEB Partners came from the working capital of JEB Partners. The net investment costs (including commissions, if any) of the Shares directly owned by JEB Partners is approximately $250,000. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 166,666 Shares directly owned by Mr. Besser came from Mr. Besser's personal funds. The net investment costs (including commissions, if any) of the Shares directly owned by Mr. Besser is approximately $100,000. No borrowed funds were used to purchase the Shares.

The funds for the purchase of the 166,666 Shares directly owned by Mr. Frank came from Mr. Frank's personal funds. The net investment costs (including commissions, if any) of the Shares directly owned by Mr. Frank is approximately $100,000. No borrowed funds were used to purchase the Shares.

Item 4.	Purpose of Transaction.

The Reporting Persons are filing this Schedule 13D/A to report a change in their beneficial ownership percentage of the Shares, as indicated in Item 5 below.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market transactions or privately negotiated transactions. The Reporting Persons may also communicate with the Issuer’s management, the Board and other holders of Shares from time to time.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

As of the date hereof, Manchester Management and Manchester Company may be deemed to be the beneficial owner of 1,666,666 Shares (including warrants), constituting 8.7% of the Shares, based on 19,109,036 Shares outstanding (assuming closing of the public offering, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the Securities Act of 1933, as amended, on December 11, 2017) as adjusted for warrants beneficially owned by Manchester Management. Manchester Management and Manchester Company has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,666,666 Shares. Manchester Management and Manchester Company has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,666,666 Shares.

As of the date hereof, Manchester Explorer may be deemed to be the beneficial owner of 1,250,000 Shares (including warrants), constituting 6.6% of the Shares, based on 18,900,703 Shares outstanding (assuming closing of the public offering, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the Securities Act of 1933, as amended, on December 11, 2017) as adjusted for warrants beneficially owned by Manchester Explorer. Manchester Explorer has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,250,000 Shares. Manchester Explorer has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,250,000 Shares.

As of the date hereof, JEB Partners may be deemed to be the beneficial owner of 416,666 Shares (including warrants), constituting 2.3% of the Shares, based on 18,484,036 Shares outstanding (assuming closing of the public offering, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the Securities Act of 1933, as amended, on December 11, 2017) as adjusted for warrants beneficially owned by JEB Partners. JEB Partners has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 416,666 Shares. JEB Partners has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 416,666 Shares.

As of the date hereof, Mr. Besser may be deemed to be the beneficial owner of 1,833,332 Shares (including warrants), constituting 9.6% of the Shares, based on 19,192,369 Shares outstanding (assuming closing of the public offering, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the Securities Act of 1933, as amended, on December 11, 2017) as adjusted for warrants beneficially owned by Mr. Besser. Mr. Besser has the sole power to vote or direct the vote of 166,666 Shares and the shared power to vote or direct the vote of 1,666,666 Shares. Mr. Besser has the sole power to dispose or direct the disposition of 166,666 Shares and the shared power to dispose or direct the disposition of 1,666,666 Shares.

As of the date hereof, Mr. Frank may be deemed to be the beneficial owner of 1,833,332 Shares (including warrants), constituting 9.6% of the Shares, based on 19,192,369 Shares outstanding (assuming closing of the public offering, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the Securities Act of 1933, as amended, on December 11, 2017) as adjusted for warrants beneficially owned by Mr. Frank. Mr. Frank has the sole power to vote or direct the vote of 166,666 Shares and the shared power to vote or direct the vote of 1,666,666 Shares. Mr. Frank has the sole power to dispose or direct the disposition of 166,666 Shares and the shared power to dispose or direct the disposition of 1,666,666 Shares.

The transactions by the Reporting Persons in the securities of the Issuer since the last Schedule 13D filing filed on November 26, 2013 are set forth in Exhibit B.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 29, 2018
(Date)

Manchester Management PR, LLC By: /s/ James E. Besser Name: James E. Besser Title: Managing Member Manchester Management Company, LLC

By: /s/ James E. Besser
Name: James E. Besser Title: Managing Member
Manchester Explorer, L.P.

By: /s/ James E. Besser
Name: James E. Besser Title: Managing Member of the General Partner

JEB Partners, L.P.

By: /s/ James E. Besser
Name: James E. Besser Title: Managing Member of the General Partner

James E. Besser

/s/ James E. Besser

Morgan C. Frank

/s/ Morgan C. Frank

* Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated March 29, 2018, relating to the Common Stock, no par value of Fennec Pharmaceuticals Inc. shall be filed on behalf of the undersigned.

March 29, 2018
(Date)

Manchester Management PR, LLC By: /s/ James E. Besser Name: James E. Besser Title: Managing Member Manchester Management Company, LLC

By: /s/ James E. Besser
Name: James E. Besser Title: Managing Member
Manchester Explorer, L.P.

By: /s/ James E. Besser
Name: James E. Besser Title: Managing Member of the General Partner

JEB Partners, L.P.

By: /s/ James E. Besser
Name: James E. Besser Title: Managing Member of the General Partner

James E. Besser

/s/ James E. Besser

Morgan C. Frank

/s/ Morgan C. Frank

Exhibit B

SCHEDULE OF TRANSACTIONS IN SHARES BY THE REPORTING PERSONS

Schedule of Transactions in Units by Manchester Explorer, L.P.

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
8/29/2014	Common Stock, no par value	1,666	N/A	$2.46
10/15/2014	Common Stock, no par value	500	N/A	$2.68
10/15/2014	Common Stock, no par value	300	N/A	$2.69
11/07/2014	Common Stock, no par value	3,967	N/A	$2.56
11/10/2014	Common Stock, no par value	600	N/A	$2.72
12/03/2014	Common Stock, no par value	10,000	N/A	$2.50
12/04/2014	Common Stock, no par value	300	N/A	$2.76
12/08/2014	Common Stock, no par value	6,000	N/A	$2.68
12/10/2014	Common Stock, no par value	2,000	N/A	$2.50
12/16/2014	Common Stock, no par value	7,000	N/A	$2.40
12/18/2014	Common Stock, no par value	5,500	N/A	$2.34
12/19/2014	Common Stock, no par value	500	N/A	$2.53
12/22/2014	Common Stock, no par value	2,500	N/A	$2.23
12/23/2014	Common Stock, no par value	500	N/A	$2.23
12/24/2014	Common Stock, no par value	6,200	N/A	$2.23
12/29/2014	Common Stock, no par value	600	N/A	$2.47
12/30/2014	Common Stock, no par value	6,400	N/A	$2.43
12/30/2014	Common Stock, no par value	10,000	N/A	$2.41
12/31/2014	Common Stock, no par value	22,600	N/A	$2.62
12/31/2014	Common Stock, no par value	8,500	N/A	$2.58
2/26/2015	Common Stock, no par value	100	N/A	$2.52
3/03/2015	Common Stock, no par value	500	N/A	$2.62
3/09/2015	Common Stock, no par value	1,000	N/A	$2.54
3/13/2015	Common Stock, no par value	18,000	N/A	$2.59
3/24/2015	Common Stock, no par value	5,000	N/A	$2.50
3/25/2015	Common Stock, no par value	2,000	N/A	$2.61
3/31/2015	Common Stock, no par value	5,000	N/A	$2.44
4/10/2015	Common Stock, no par value	3,000	N/A	$2.33
4/23/2015	Common Stock, no par value	6,000	N/A	$2.35
5/27/2015	Common Stock, no par value	1,000	N/A	$2.36
5/29/2015	Common Stock, no par value	3,180	N/A	$2.30
10/30/2015	Common Stock, no par value	4,000	N/A	$1.53
11/30/2015	Common Stock, no par value	900	N/A	$1.24
12/11/2015	Common Stock, no par value	3,000	N/A	$1.29
12/14/2015	Common Stock, no par value	5,000	N/A	$1.47
12/15/2015	Common Stock, no par value	5,000	N/A	$1.41
12/17/2015	Common Stock, no par value	2,000	N/A	$1.43

12/18/2015	Common Stock, no par value	1,000	N/A	$1.52
12/21/2015	Common Stock, no par value	3,000	N/A	$1.53
12/22/2015	Common Stock, no par value	3,000	N/A	$1.63
12/23/2015	Common Stock, no par value	200	N/A	$1.66
12/28/2015	Common Stock, no par value	1,100	N/A	$1.85
12/28/2015	Common Stock, no par value	10,000	N/A	$1.76
12/29/2015	Common Stock, no par value	9,100	N/A	$1.76
12/29/2015	Common Stock, no par value	6,000	N/A	$1.76
12/30/2015	Common Stock, no par value	1,000	N/A	$1.75
12/31/2015	Common Stock, no par value	9,000	N/A	$1.77
12/31/2015	Common Stock, no par value	4,300	N/A	$1.84
1/27/2016	Common Stock, no par value	4,800	N/A	$1.98
1/28/2016	Common Stock, no par value	4,000	N/A	$2.10
2/09/2016	Common Stock, no par value	3,000	N/A	$1.67
2/10/2016	Common Stock, no par value	11,000	N/A	$1.63
2/11/2016	Common Stock, no par value	10,100	N/A	$1.67
4/19/2016	Common Stock, no par value	20,000	N/A	$1.92
4/21/2016	Common Stock, no par value	11,000	N/A	$2.02
5/19/2016	Common Stock, no par value	5,000	N/A	$2.45
5/25/2016	Common Stock, no par value	300	N/A	$2.45
5/26/2016	Common Stock, no par value	2,425	N/A	$2.36
5/31/2016	Common Stock, no par value	15,700	N/A	$2.59
7/05/2016	Common Stock, no par value	1,000	N/A	$2.23
7/29/2016	Common Stock, no par value	7,000	N/A	$2.30
8/04/2016	Common Stock, no par value	100	N/A	$2.32
8/23/2016	Common Stock, no par value	400	N/A	$2.14
8/31/2016	Common Stock, no par value	1,600	N/A	$2.12
8/31/2016	Common Stock, no par value	11,100	N/A	$2.01
9/21/2016	Common Stock, no par value	100	N/A	$2.11
9/29/2016	Common Stock, no par value	7,000	N/A	$2.06
9/30/2016	Common Stock, no par value	5,000	N/A	$2.09
10/28/2016	Common Stock, no par value	1,000	N/A	$2.04
11/03/2016	Common Stock, no par value	1,000	N/A	$2.02
11/15/2016	Common Stock, no par value	2,000	N/A	$1.87
12/16/2016	Common Stock, no par value	5,000	N/A	$2.00
12/28/2016	Common Stock, no par value	9,500	N/A	$1.88
12/29/2016	Common Stock, no par value	2,000	N/A	$2.21
12/29/2016	Common Stock, no par value	2,000	N/A	$1.97
12/30/2016	Common Stock, no par value	100	N/A	$2.34
12/30/2016	Common Stock, no par value	200	N/A	$2.13

2/28/2017	Common Stock, no par value	8,000	N/A	$2.66
3/27/2017	Common Stock, no par value	2,000	N/A	$2.68
3/30/2017	Common Stock, no par value	700	N/A	$2.80
3/31/2017	Common Stock, no par value	2,000	N/A	$2.97
3/31/2017	Common Stock, no par value	2,400	N/A	$3.03
4/04/2017	Common Stock, no par value	600	N/A	$3.39
4/05/2017	Common Stock, no par value	600	N/A	$3.45
4/12/2017	Common Stock, no par value	N/A	200	$3.45
4/13/2017	Common Stock, no par value	100	N/A	$4.38
4/17/2017	Common Stock, no par value	200	N/A	$4.04
10/18/2017	Common Stock, no par value	20,015	N/A	$10.46
10/19/2017	Common Stock, no par value	1,300	N/A	$10.52
10/24/2017	Common Stock, no par value	2,000	N/A	$10.23
3/16/2018	Common Stock, no par value	N/A	2,120	$9.52
3/19/2018	Common Stock, no par value	N/A	200	$9.57
3/20/2018	Common Stock, no par value	N/A	4,200	$9.54
3/20/2018	Common Stock, no par value	N/A	15,183	$9.70
03/21/2018	Common Stock, no par value	N/A	210,311	$10.18
3/22/2018	Common Stock, no par value	N/A	20,000	$10.76
3/23/2018	Common Stock, no par value	N/A	3,500	$10.88
3/27/2018	Common Stock, no par value	N/A	22,707	$11.34
3/28/2018	Common Stock, no par value	N/A	605	$11.65
3/28/2018	Common Stock, no par value	N/A	145,788	$11.50

Schedule of Transactions in Units by JEB Partners, L.P.

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
02/28/2018	Common Stock, no par value	N/A	17,100	$9.41
03/02/2018	Common Stock, no par value	N/A	20,000	$9.17
03/06/2018	Common Stock, no par value	N/A	6,600	$9.11
03/08/2018	Common Stock, no par value	N/A	10,000	$9.12
03/12/2018	Common Stock, no par value	N/A	18,560	$9.50
03/13/2018	Common Stock, no par value	N/A	16,934	$9.27
03/14/2018	Common Stock, no par value	N/A	13,600	$9.47
03/16/2018	Common Stock, no par value	N/A	6,423	$9.52

Schedule of Transactions in Units by James E. Besser in his personal capacity

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
02/28/2018	Common Stock, no par value	N/A	26,000	$9.26

SK 02849 0008 7851070